CUSIP No. 584949101 Page 1 of  6

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
(Amendment No. 11)*
MedQuist Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
584949101
(CUSIP Number)
Seth W. Hamot Costa Brava Partnership III L.P. 222 Berkeley Street Boston, MA 02116 (617) 595-4400	Jeffrey R. Katz, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 11, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 584949101 Page 2 of 6

1.	NAME OF REPORTING PERSON: Costa Brava Partnership III L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
2.	(a) [ ] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS [ ] REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) -0-
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 584949101 Page 3 of 6

1.	NAME OF REPORTING PERSON: Roark, Rearden & Hamot, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
2.	(a) [ ] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS [ ] REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) -0-
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 584949101 Page 4 of 6

1.	NAME OF REPORTING PERSON: Seth W. Hamot
2.	(a) [ ] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS [ ] REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) -0-
14.	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 584949101 Page 5 of 6

AMENDMENT NO. 11 TO SCHEDULE 13D (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on October 12, 2007, as amended by Amendment No. 1 thereto filed on October 23, 2007, Amendment No. 2 thereto filed on November 6, 2007, Amendment No. 3 thereto filed on November 20, 2007, Amendment No. 4 thereto filed on December 13, 2007, Amendment No. 5 thereto filed on December 14, 2007, Amendment No. 6 thereto filed on January 7, 2008, Amendment No. 7 thereto filed on January 24, 2008, Amendment No. 8 thereto filed on April 17, 2009, Amendment No. 9 thereto filed on October 7, 2010 and Amendment No. 10 thereto filed on January 5, 2011 (as so amended, the "Schedule 13D").  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended and restated as follows:

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

On February 11, 2011 the transactions contemplated by the Exchange Agreement closed,  and Costa Brava exchanged 2,438,272 shares of the Issuer’s Common Stock, representing its entire holdings of the Issuer’s Common Stock, at a one-for-one ratio, for the same number of shares of Common Stock of MedQuist Holdings Inc.

Item 5. Interest in Securities of the Issuer.

The following paragraphs of Item 5 of the Schedule 13D are hereby amended and restated to read in their entirety as follows:

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 11 to Schedule 13D.

 (c) On February 7, 2011 Costa Brava purchased 5,000 shares of Common Stock in an open market trade, and on February 11, 2011 Costa Brava disposed of 2,438,272 shares of Common Stock as described in Item 4 above.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on February 11, 2011.

CUSIP No. 584949101 Page 6 of 6

Signature:

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 22, 2011

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC, its General Partner
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
ROARK, REARDEN & HAMOT, LLC
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
SETH W. HAMOT
By:	/s/ Seth W. Hamot